# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pacific Coast Oil Trust, CIK 0001538822
CUSIP: 694103102
Title of class of securities: Units of Beneficial Interest
Address of issuer's principal executive offices: 601 TRAVIS STREET, FLOOR 16, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 08/04/2025
Filed by CIK 0001885935
Persons authorized to receive notices and communications: Carson Mitchell, Shipyard Capital LP, 1477 Ashford Avenue, #2006, San Juan, Puerto Rico (PR), 00907, 1-646-509-9519

## Reporting persons
- SHIPYARD CAPITAL LP (CIK 0001655491): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 3,212,503; shared voting power 0; sole dispositive power 3,212,503; shared dispositive power 0; aggregate amount beneficially owned 3,212,503 (8.33% of the class)
  Comment: Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.
- SHIPYARD CAPITAL MANAGEMENT LLC (CIK 0001885935): type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 3,212,503; shared voting power 0; sole dispositive power 3,212,503; shared dispositive power 0; aggregate amount beneficially owned 3,212,503 (8.33% of the class)
  Comment: Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.
- CEDAR CREEK PARTNERS LLC (CIK 0001041718): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 3,089,475; shared voting power 0; sole dispositive power 3,089,475; shared dispositive power 0; aggregate amount beneficially owned 3,089,475 (8% of the class)
  Comment: Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019
- ERIKSEN CAPITAL MANAGEMENT LLC (CIK 0001616134): type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 3,149,475; shared voting power 901,231; sole dispositive power 4,050,706; shared dispositive power 0; aggregate amount beneficially owned 4,050,706 (10.5% of the class)
  Comment: Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.
- Tim Eriksen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 20,000; shared voting power 0; sole dispositive power 20,000; shared dispositive power 0; aggregate amount beneficially owned 20,000 (0.05% of the class)
  Comment: Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.
- Eriksen Family LLC: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 40,000; shared voting power 0; sole dispositive power 40,000; shared dispositive power 0; aggregate amount beneficially owned 40,000 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Units of Beneficial Interest
Name of issuer: Pacific Coast Oil Trust
Address of issuer's principal executive offices: 601 TRAVIS STREET, FLOOR 16, HOUSTON, Texas (TX), 77002

## Item 2. Identity and Background
Name of person filing: Shipyard Capital Management LLC ("Shipyard"), Cedar Creek Partners LLC ("CCP"), Eriksen Capital Management LLC ("ECM"), Eriksen Family LLC and Tim Eriksen ("Mr. Eriksen").
Residence or business address: The principal business address of Shipyard is 1477 Ashford Avenue, #2006, San Juan, PR 00907. The principal business address of CCP, ECM, Eriksen Family LLC and Mr. Eriksen is 8695 Glendale Road, Custer, WA 98240.
Present principal occupation or employment: The principal business of Shipyard is acquiring, holding and disposing of investments in various companies. The principal business of CCP and Eriksen Family LLC is acquiring, holding and disposing of investments in various companies. The principal business of Eriksen Capital Management and Mr. Eriksen is investment advisory services.
Criminal convictions in the last five years: No Reporting Person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Mr. Mitchell is a citizen of the United States. Shipyard is a Delaware limited liability company. Mr. Eriksen is a citizen of the United States. CCP, ECM and Eriksen Family LLC are Washington limited liability companies.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The units were acquired in open market purchases with working capital of Shipyard, CCP, ECM managed accounts, Mr. Eriksen and Eriksen Family LLC, respectively. The amount of funds expended, excluding commissions, to acquire units held were: Shipyard - $469,225; CCP - $1,006,756; ECM managed accounts - $259,298; Mr. Eriksen - $6,400; and Eriksen Family LLC - $12,800.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired shares of Pacific Coast for investment purposes.

Shipyard, CCP, ECM, Mr. Eriksen, and Eriksen Family LLC believe that the trustee is not properly representing unitholders. The trustee has refused to file suit against Pacific Coast Energy Company LP ("PCEC"), the operator of Pacific Coast Oil Trust, for what we believe are illegal and improper assessments against the trust, preventing the trust from making distributions and potentially forcing dissolution and liquidation, which we believe would harm unitholders. In addition, the Trustee has not required escrow of the assessed asset retirement obligations which we believe could subject them to potential appropriation by the owners of PCEC or be subject to any claims against PCEC. While we continue to believe the assessment was improper, we believe that the assessed funds, along with interest, should be returned to the Trust (unitholders) should the trust be liquidated and sold since asset retirement obligations transfer to any new buyer.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the units at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the units; (2) changes in the Issuer's operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets, and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the trustee of the Issuer (the "Trustee"), other unitholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the units; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer's operations, governance or capitalization; (4) proposing changes of the trust's trustee or bylaws; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional units or dispose of some or all of the units beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Since the filing of the 10th Amended 13D on October 01, 2024, other than that on July 11, 2025, the Trust's auditor, Pannell Kerr Forster of Texas, P.C. resigned.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following sets forth the aggregate number and percentage (based on 38,583,158 units outstanding on August1, 2019, as reported in the 10-Q of the Issuer filed with the Securities and Exchange Commission on August 1, 2019)of outstanding units owned beneficially by the Reporting Persons.
Shipyard Capital Management LLC ("Shipyard") / 3,212,503 / 8.3%
Cedar Creek Partners LLC ("CCP") / 3,089,475 / 8.0%
Eriksen Capital Management LLC ("ECM") / 901,231 / 2.3%
Eriksen Family LLC / 40,000 / 0.1%
Tim Eriksen ("Mr. Eriksen") / 20,000 / 0.1%
Total / 7,263,209 / 18.8%
Number of shares as to which each person has sole or shared power to vote or dispose:
Shipyard Capital Management LLC ("Shipyard") / 3,212,503 / sole power
Cedar Creek Partners LLC ("CCP") / 3,089,475 / sole power
Eriksen Capital Management LLC ("ECM") / 901,231 / sole power
Eriksen Family LLC / 40,000 / sole power
Tim Eriksen ("Mr. Eriksen") / 20,000 / sole power
Transactions in the class effected during the past sixty days: Not Applicable
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Letter to Bank of New York Mellon Trust Company
Exhibit 2 Snapshot of www.savepcot.com as of August 3, 2025

## Signatures
- SHIPYARD CAPITAL LP: /s/ Carson Mitchell, Carson Mitchell/Managing Member (08/04/2025)
- SHIPYARD CAPITAL MANAGEMENT LLC: /s/ Carson Mitchell, Carson Mitchell/Managing Member (08/04/2025)
- CEDAR CREEK PARTNERS LLC: /s/ Tim Eriksen, Tim Eriksen/Managing Member (08/04/2025)
- ERIKSEN CAPITAL MANAGEMENT LLC: /s/ Tim Eriksen, Tim Eriksen/Portfolio Manager (08/04/2025)
- Tim Eriksen: /s/ Tim Eriksen, Tim Eriksen (08/04/2025)
- Eriksen Family LLC: /s/ Tim Eriksen, Tim Eriksen/Managing Member (08/04/2025)